UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

CREXUS INVESTMENT CORP.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

226553 105

(CUSIP Number)

R. Nicholas Singh, Esq.

Chief Legal Officer

Annaly Capital Management, Inc.

1211 Avenue of the Americas, Suite 2902

New York, New York 10036

Tel: (212) 696-0100

Fax: (212) 696-9809

_________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2011

_________________

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1              NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Annaly Capital Management, Inc.

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3              SEC USE ONLY

4              SOURCE OF FUNDS

                PF

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7              SOLE VOTING POWER

                9,527,778

8              SHARED VOTING POWER

                0

9              SOLE DISPOSITIVE POWER

                9,527,778

10            SHARED DISPOSITIVE POWER

                0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,527,778

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                12.4%

14            TYPE OF REPORTING PERSON

                CO

AMENDMENT NO. 1 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
CREXUS INVESTMENT CORP.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of CreXus Investment Corp., a Maryland corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 1211 Avenue of the Americas, Suite 2902, New York, New York 10036.

This Amendment No. 1 amends and supplements, to the extent set forth below, the Schedule 13D filed by Annaly Capital Management, Inc. (“Annaly”) on September 24, 2009.

ITEM 2. IDENTITY AND BACKGROUND.

There are no applicable amendments or supplements to this Item 2.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemental as follows:

On April 1, 2011, Annaly entered into a stock purchase agreement (the “Stock Purchase Agreement”) with the Issuer relating to the sale of 5,000,000 shares of Common Stock to Annaly at a purchase price of $11.50 per share (the “Annaly Shares”), pursuant to a private offering (the “Private Offering”). The aggregate purchase price paid by Annaly in the Private Offering was $57.5 million, all of which was paid by Annaly in cash with internally generated funds. See also the matters discussed in Items 4 and 6 below, which are incorporated into this Item 3.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemental as follows:

On April 1, 2011, the Issuer consummated an underwritten public offering of 50,000,000 shares of Common Stock at a public offering price of $11.50 per share (the “Public Offering”). The Public Offering and the Private Offering were consummated simultaneously, and the Private Offering was conditioned on the consummation of the Public Offering. As publicly disclosed by the Issuer, the Issuer intends to use the net proceeds from the Public Offering and the Private Offering to acquire a portfolio of commercial real estate assets, and any remaining net proceeds for the acquisition of additional investments in the Issuer’s targeted assets and for general corporate purposes. See also the matters discussed in Item 6 below, which are incorporated into this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and supplemental as follows:

Following the Public Offering and the Private Offering, Annaly beneficially owns an aggregate of 9,527,778 shares of Common Stock, which represents 12.4% of the outstanding shares of Common Stock. The percentage is based on 76,620,112 shares of Common Stock outstanding on April 11, 2011.

Annaly has the sole power to vote and the sole power to dispose of 9,527,778 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemental as follows:

Stock Purchase Agreement:

The Issuer and Annaly entered into the Stock Purchase Agreement on April 1, 2011. Pursuant to the Stock Purchase Agreement, Annaly acquired the Annaly Shares from the Issuer on April 1, 2011.

Lock-Up Agreement:

Stock Purchase Agreement Lock-Up

Pursuant to the Stock Purchase Agreement, Annaly agreed that it would not, until April 2, 2012, without the prior written consent of the Issuer, offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of capital stock, or any securities convertible into, or exercisable, exchangeable or redeemable for, shares of capital stock of the Issuer.

Underwriting Agreement Lock-Up

In connection with the Public Offering, on March 28, 2011, the Issuer entered into an underwriting agreement with Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Deutsche Bank Securities Inc. as representatives of the several underwriters (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, a condition of the Public Offering was the execution by Annaly of a lock-up agreement with the underwriters. Annaly executed the lock-up agreement on March 28, 2011, pursuant to which it agreed, without the prior written consent of Credit Suisse Securities (USA) LLC, not to directly or indirectly (i) offer, pledge, sell or contract to sell any Common Stock; (ii) sell any option or contract to purchase any Common Stock; (iii) purchase any option or contract to sell any Common Stock; (iv) grant any option, right or warrant for the sale of any Common Stock; (v) lend or otherwise dispose of or transfer any Common Stock; or (vi) or enter into any swap or other derivatives transaction that transfers, in whole or in part, the economic consequences of ownership of Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, in each case, for a period of 90 days following March 28, 2011.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.01              Stock Purchase Agreement, dated as of April 1, 2011, by and between Annaly and Issuer.

7.02              Lock-Up Agreement, dated as of March 28, 2011, by and among Credit Suisse Securities (USA) LLC, as representative of the underwriters, and Annaly.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 18, 2011

By: /s/ Kathryn Fagan

Name:  Kathryn Fagan

Title:    Chief Financial Officer